

Mail Stop 4631

March 12, 2010

via U.S. mail and facsimile

Patrick Hassey, Chief Executive Officer
Allegheny Technologies, Inc.
1000 Six PPG Place
Pittsburgh, Pennsylvania 15222-5479

> **RE:** **Allegheny Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-12001**

Dear Mr. Hassey:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition . . . , page 17

High Performance Metals, page 21 and Flat-Rolled Products, page 25

1. We note your disclosure that you have entered into long-term agreements with Rolls-Royce plc, GE Aviation and The Boeing Company as well as long-term supply agreements with certain customers. These agreements appear to be material to your business but do not appear to have been publicly filed with your

reports. Please tell us why you believe you are not required to file these agreements. Please refer to Item 601(b)(10) of Regulation S-K generally and Item 601(b)(10)(ii)(B) specifically.

2008 Compared to 2007, page 25

2. Please fully explain to us how the significant 2008 4th quarter decline in raw materials prices (pp. 29-30) impacted your December 31, 2008 lower of cost or market analysis. Please also demonstrate to us how your reserve accounting is consistent with SAB 5:BB.

Controls and Procedures, page 80

Disclosure Controls and Procedures, page 80

3. In future filings, please include a reference to the rule that defines the term "disclosure controls and procedures" (i.e., Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended). Please refer to Item 307 of Regulation S-K.

Exhibits, Financial Statements and Financial Statement Schedules, page 83

4. We note your use of the following disclaimer with respect to the certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act (i.e., Exhibits 31.1 and 31.2):

   "The Exhibit attached to this Form 10-K shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing."

   This disclaimer is inappropriate, as the certifications required by Rule 13a-14(a) or Rule 15d-14(a) are considered to be part of your annual report on Form 10-K. In future filings, please refrain from using this or any similar disclaimer in connection with these certifications.

Exhibit 10.10 and Exhibit 10.18

5. We note that neither the Credit Agreement filed as Exhibit 10.1 to your Form 10-Q filed on August 2, 2007 nor the First Amendment to Credit Agreement filed as Exhibit 10.1 to your Form 8-K filed on June 3, 2009 contain any of the corresponding schedules and exhibits. Please file complete copies of these

agreements, including all of their schedules and exhibits, with your next
Exchange Act report.

<u>Exhibits 31.1 and 32.2</u>

6. We note that in paragraphs two and three you refer to "annual report" rather than
"report." In future filings, please provide certifications that set forth the exact
language of paragraphs two and three as presented in Item 601(b)(31) of
Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their
filings;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her
absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at
(202) 551-3355 if you have questions regarding comments on the financial statements

and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief